

October 17, 2023

Robert Andersen
Chief Financial Officer
Xperi Inc.
2190 Gold Street
San Jose, CA 95002

> **Re: Xperi Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 6, 2023**
> **File No. 001-41486**

Dear Robert Andersen:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Becky Marquez